EXHIBIT 21.1

The Corporation has one wholly owned subsidiary:

(1) First National Bank of Pulaski, a national chartered bank incorporated under the laws of the United States of America and doing business under the same name. First National Bank of Pulaski has two direct subsidiaries; First Pulaski Reinsurance Company, a reinsurance company incorporated under the laws of the state of Arizona and doing business under the same name, and FNBP Holdings, Inc., incorporated under the laws of the state of Nevada and doing business under the same name. FNBP Holdings, Inc. has one subsidiary, FNBP Investments, Inc., incorporated under the laws of the state of Nevada and doing business under the same name.